Filed Pursuant to Rule 253(g)(2)

File No.: 024-11841

OFFERING CIRCULAR SUPPLEMENT NO. 1

September 27, 2022

NAQI LOGIX INC.

1400-1040 West Georgia Street

Vancouver, BC V6E 4H1

Canada

This document (this "Supplement") supplements the Offering Circular of Naqi Logix Inc. (the "Company," "we," "our," and "us") filed on March 23, 2022 and amended on July 1, 2022 and qualified by the Securities and Exchange Commission (the "Commission") on July 26, 2022 (the "Offering Circular") relating to Company's Tier 2 offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, of up to 5,000,000 shares of the Company's voting common stock, no par value per share (the "Voting Common Shares"), at an offering price of $2.00 per share, for a maximum offering amount of $10,000,000 (the "Offering").

This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular.

The purpose of this Supplement is to disclose that Sue Ozdemir has resigned in her capacity as director for the Company as of September 26, 2022.

Resignation of Sue Ozdemir

On September 26, 2022, Sue Ozdemir formally resigned in her capacity as a member of the Company's board or directors. Accordingly, the "Directors, Executive Officers and Significant Employees" section of the Offering Circular is being updated to reflect Ms. Ozdemir's resignation.

Ms. Ozdemir did not resign because of any disagreement with the Company relating to the Company's operations, policies or practices.

SEC Disclaimer

The Offering Circular has been filed with the Commission. The Commission has qualified that Offering Circular, which only means that the Company may make sales of the securities described by that Offering Circular. It does not mean that the Commission has approved, passed upon the merits, or passed upon the accuracy or completeness of the information in the Offering Circular. You should read the Offering Circular before making any investment.